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04004891

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 NORTHAMPTON STREET P.O. BOX 1659
(No. and Street)

EASTON	PENNSYLVANIA	18044-1659
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY D'ALBERTO — 610-559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD., SUITE 102 ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Notarial Seal
Roseanne V. Prasse, Notary Public
East Stroudsburg Boro, Monroe County
My Commission Expires June 10, 2004
Member, Pennsylvania Association of Notaries

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2003 and 2002, and the results of it's operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 19, 2004

MEMBER OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 25,564	$ 8,917
Certificate of deposit	30,035	-
Commissions receviable	20,163	24,108
TOTAL CURRENT ASSETS	75,762	33,025
FIXED ASSETS		
Office Equipment	51,817	51,817
Furniture & Fixtures	531	531
Less: Accumulated depreciation	(50,882)	(48,760)
TOTAL FIXED ASSETS	1,466	3,588
OTHER ASSETS		
Deposits with clearing organizations and others	5,000	30,000
TOTAL ASSETS	$ 82,228	$ 66,613
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,548	$ 3,366
Commissions payable	15,122	18,080
Loan payable - officer	6,000	6,000
Other accrued liabilities	1,400	-
TOTAL CURRENT LIABILITIES	27,070	27,446
STOCKHOLDERS EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(26,492)	(42,483)
TOTAL STOCKHOLDER'S EQUITY	55,158	39,167
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 82,228	$ 66,613

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME AND RETAINED DEFICITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 524,320	$ 498,699
Interest income	424	82
Miscellaneous income	3,643	3,083
TOTAL REVENUES	528,387	501,864
SELLING EXPENSES	361,748	390,285
GENERAL AND ADMINISTRATIVE EXPENSES	149,248	125,674
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	510,996	515,959
NET INCOME (LOSS) BEFORE INCOME TAXES	17,391	(14,095)
PROVISION FOR INCOME TAXES	1,400	-
NET INCOME (LOSS)	15,991	(14,095)
RETAINED DEFICIT - BEGINNING OF YEAR	(42,483)	(28,388)
RETAINED DEFICIT - END OF YEAR	$ (26,492)	$ (42,483)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 15,991	$ (14,095)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	2,122	2,444
(Increase) decrease in current assets:		
Commissions receivable	3,944	(5,681)
Certificate of deposit	(30,034)	-
Increase (decrease) in current liabilities:		
Accounts payable	1,182	236
Commissions payable	(2,958)	3,433
Accrued income taxes	1,400	-
Other accrued liabilities	-	(40)
TOTAL ADJUSTMENTS	(24,344)	392
NET CASH PROVIDED BY OPERATING ACTIVITIES	(8,353)	(13,703)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from deposits with clearing organizations	25,000	-
NET CASH USED IN INVESTING ACTIVITIES	25,000	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term loan	-	6,000
NET CASH USED IN FINANCING ACTIVITIES	-	6,000
NET INCREASE IN CASH	16,647	(7,703)
CASH AT BEGINNING OF YEAR	8,917	16,620
CASH AT END OF YEAR	$ 25,564	$ 8,917
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ 120	$ 321
Income taxes paid	$ 790	$ 2,967

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds. Approximately thirty percent of all sales are with one mutual fund company.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with a maturity of three months or less. There were no cash equivalents at December 31, 2003 or 2002.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2003 or 2002.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years. Depreciation was $2,122 and $2,444 respectively for 2003 and 2002.

Maintenance and Repairs

Improvements, additions and major renewals which extend the life of assets are capitalized; maintenance and repairs are expensed as incurred.

Rent Expense

The Company has a month to month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2003 and 2002.

Commissions Receivable

Commissions receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2003	2002
RPR Clearing Deposit	$ -	$ 25,000
Fidelity Destiny Reserve Account	5,000	5,000
Total	$ 5,000	$ 30,000

NOTE C – COMPUTATION OF NET CAPITAL

	2003	2002
Gross capital	$ 61,123	$ 43,627
Deduct Non-allowable Assets - Property, and Equipment, Due From Officers / Shareholders and Prepaid Expenses	(6,466)	(9,067)
Net capital	$ 54,657	$ 34,560
Excess net capital	$ 49,657	$ 29,560
Allowable aggregate indebtedness (12 times net capital)	$ 655,884	$ 414,720
Actual aggregate indebtedness	$ 27,070	$ 22,829

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE D – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 1 percent annually. The balance of the certificate of deposit was $30,035 for 2003.

NOTE E - ADVERTISING COST

Advertising costs of $151 and $568 were incurred for the years ended December 31, 2003 and 2002, respectively. All advertising costs are expensed as incurred.

NOTE F – INCOME TAXES

The Company is taxed as a "C" Corporation. The provision of income tax liability for the year ended December 31, 2003 was $1,400.

NOTE G – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2003 and 2002, and have issued our report thereon dated February 19, 2004. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 19, 2004

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
SELLING EXPENSES		
Advertising	$ 151	$ 568
Auto lease and expense	2,292	3,311
Commissions	351,004	380,804
Contest and Awards	779	702
Entertainment	2,296	-
Meetings	302	1,168
Public relations	102	177
Training programs	1,487	214
Travel	3,335	3,341
TOTAL SELLING EXPENSES	361,748	390,285
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank charges	679	1,110
Bookkeeping	-	1,551
Contributions	85	151
Depreciation	2,122	2,444
Dues and subscriptions	611	454
Employee benefits	7,706	9,912
Insurance	3,815	1,364
Interest	120	106
Legal and accounting	8,133	5,419
Licenses and permits	8,002	-
Miscellaneous	10	317
Office suppplies	5,859	4,344
Outside services	2,878	3,046
Payroll taxes	7,423	6,787
Postage	1,740	2,514
Rent	10,800	10,800
Repairs and maintenance	911	1,412
Salaries	75,289	59,163
Taxes - other	790	859
Telephone	9,874	11,499
Utilities	2,401	2,422
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	149,248	125,674
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 510,996	$ 515,959

See independent auditors' report on supplementary information.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2003 AND 2002

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2003	2002	2003	2002	2003	2002
A)	Gross Capital	$ 55,123	$ 37,627	$ 35	$ 1,540	$ 55,158	$ 39,167
B)	Add:						
	Officer loan	6,000	6,000	-	-	6,000	6,000
C)	Deduct:						
	Non-allowable receivables	(6,466)	(9,067)	-	-	(6,466)	(9,067)
	Net capital	$ 54,657	$ 34,560	$ 35	$ 1,540	$ 54,692	$ 36,100

		2003	2002
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to receivables	$ -	$ 6,156
	Adjustment to payables	-	(4,616)
	Adjustment for fee	35	-
	Adjustments to Net Capital:		
	Non-allowable receivables	-	-
	Total Adjustments	$ 35	$ 1,540

See independent auditors' report on supplementary information.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Beginning Liability - January 1	$ 6,000	$ -
Additions:		
Loan from officer	-	6,000
Total additions	-	6,000
Ending Balance - December 31	$ 6,000	$ 6,000

There were no findings of material inadequacies found to exist or found to have existed since the date of the previous audit.